UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

Commission File Number: 001-39738

UCOMMUNE INTERNATIONAL LTD

(Exact name of registrant as specified in its charter)

Guang Hua Road, No 2, Tower D, Floor B1
Chaoyang District, Beijing

People’s Republic of China, 100026

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒               Form 40-F ☐

EXPLANATORY NOTE

This current report on Form 6-K (this “Form 6-K”) is incorporated by reference into the registration statement on Form F-3 of Ucommune International Ltd (File No. 333-257664) and the registration statement on Form F-3 of Ucommune International Ltd (File No. 333-266899), and shall be a part thereof from the date on which this current report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Unaudited Condensed Consolidated Financial Statements and Related Notes for the Six Months Ended June 30, 2023 and 2024
99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations in connection with the Unaudited Condensed Consolidated Financial Statements as of and for the Six Months Ended June 30, 2024
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UCOMMUNE INTERNATIONAL LTD

By:	/s/ Zirui Wang
Name:	Zirui Wang
Title:	Chief Executive Officer and Chief Risk Officer

Date: September 26, 2024

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